UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-51639
Argyle Security, Inc.
(Exact name of registrant as specified in its charter)
12903 Delivery Drive
San Antonio, TX 78247
(210) 495-5245
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.0001 par value per share
Warrants to purchase Common Stock, $0.0001 par value per share
Units consisting of Common Stock and Warrants to purchase Common Stock
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
Approximate number of holders of record of Common Stock as of the certification or notice date: 73
Approximate number of holders of record of Warrants to purchase Common Stock as of the certification or notice date: 28
Approximate number of holders of record of Units consisting of Common Stock and Warrants as of the certification or notice date: 12
Pursuant to the requirements of the Securities Exchange Act of 1934, Argyle Security, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2010	By:	Argyle Security, Inc.

/s/ Richard Watts
Name: Richard Watts
Title: Chief Financial Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.